UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

NOTICE OF EXEMPT SOLICITATION
Submitted Pursuant to Rule 14a-6(g)

(Amendment No. ____)

1.	Name of the Registrant: Medley Capital Corporation
2.	Name of Persons Relying on Exemption: FrontFour Capital Group LLC FrontFour Master Fund, Ltd. FrontFour Opportunity Fund FrontFour Capital Corp. David A. Lorber Stephen E. Loukas Zachary R. George
3.	Address of Persons Relying on the Exemption: c/o FrontFour Capital Group LLC 35 Mason Street, 4th Floor Greenwich, Connecticut 06830
4.	Written Material. The following written materials are attached:

On January 30, 2019, FrontFour Capital Group LLC issued a press release and letter to shareholders, which are attached hereto as Exhibit 1

(Written material follows on next page)